Exhibit 99.2

Dividends

No dividend has been declared or paid by the Company since its incorporation.

Reconciliation between US GAAP and International Financial Reporting Standards

These interim unaudited condensed consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under US GAAP and IFRS are as follows:

(i)	Reconciliation of condensed consolidated statements of operations

	Six Months Ended June 30, 2025
		IFRS adjustments
			Tax effects of
			intercompany
	Amounts as	Lease	unrealized	Capitalization
	reported under	amortization	profit	of rights	Amounts
	US GAAP	(note (a))	(note (b))	(note (c))	under IFRS

	(in US$’000)
Cost of goods—third parties	(147,601)	7	—	—	(147,594)
Research and development expenses	(71,990)	40	—	(16,109)	(88,059)
Selling expenses	(13,873)	11	—	—	(13,862)
Administrative expenses	(27,751)	26	—	—	(27,725)
Total operating expenses	(281,191)	84	—	(16,109)	(297,216)
Gain on divestment of an equity investee	477,456	18	(151)	—	477,323
Other income, net	21,650	(104)	—	—	21,546
Income/(loss) before income taxes and equity in earnings of an equity investee	495,592	(2)	(151)	(16,109)	479,330
Equity in earnings of an equity investee, net of tax	23,125	6	(91)	—	23,040
Net income	455,555	4	(242)	(16,109)	439,208
Less: Net income attributable to non‑controlling interests	(601)	3	—	25	(573)
Net income attributable to the Company	454,954	7	(242)	(16,084)	438,635

	Six Months Ended June 30, 2024
		IFRS adjustment
			Tax effects of
	Amounts as	Lease	intercompany
	reported under	amortization	unrealized profit	Amounts
	US GAAP	(note (a))	(note (b))	under IFRS

	(in US$’000)
Cost of goods—third parties	(151,681)	31	—	(151,650)
Research and development expenses	(95,256)	49	—	(95,207)
Selling expenses	(27,351)	18	—	(27,333)
Administrative expenses	(30,460)	40	—	(30,420)
Total operating expenses	(333,202)	138	—	(333,064)
Other income, net	22,765	(91)	—	22,674
Income/(loss) before income taxes and equity in earnings of an equity investee	(4,756)	47	—	(4,709)
Equity in earnings of an equity investee, net of tax	33,807	6	(215)	33,598
Net income	26,165	53	(215)	26,003
Less: Net income attributable to non‑controlling interests	(364)	(7)	—	(371)
Net income attributable to the Company	25,801	46	(215)	25,632

(ii)	Reconciliation of condensed consolidated balance sheets

	June 30, 2025
		IFRS adjustments
			Tax effects of
	Amounts as	Lease	intercompany
	reported under	amortization	unrealized profit	Issuance costs	LTIP classification	Amounts
	US GAAP	(note (a))	(note (b))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Investment in an equity investee	3,645	(1)	8	—	—	3,652
Other non-current assets	40,620	(74)	—	—	—	40,546
Total assets	1,775,940	(75)	8	—	—	1,775,873

Other payables, accruals and advance receipts	221,061	—	—	—	(71)	220,990
Total current liabilities	342,349	—	—	—	(71)	342,278
Total liabilities	534,017	—	—	—	(71)	533,946

Additional paid-in capital	1,527,662	—	—	(697)	71	1,527,036
Accumulated losses	(380,319)	(75)	8	697	—	(379,689)
Accumulated other comprehensive loss	(5,490)	11	—	—	—	(5,479)
Total Company’s shareholders’ equity	1,229,064	(64)	8	—	71	1,229,079
Non-controlling interests	12,859	(11)	—	—	—	12,848
Total shareholders’ equity	1,241,923	(75)	8	—	71	1,241,927

	December 31, 2024
		IFRS adjustments
			Tax effects of
			intercompany
	Amounts as	Lease	unrealized	Capitalization	Issuance	LTIP
	reported under	amortization	profit	of rights	costs	classification	Amounts
	US GAAP	(note (a))	(note (b))	(note (c))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Investment in an equity investee	77,765	(22)	246	—	—	—	77,989
Other non-current assets	32,378	(52)	—	14,815	—	—	47,141
Total assets	1,274,196	(74)	246	14,815	—	—	1,289,183

Other payables, accruals and advance receipts	256,124	—	—	—	—	(493)	255,631
Total current liabilities	376,562	—	—	—	—	(493)	376,069
Total liabilities	502,343	—	—	—	—	(493)	501,850

Additional paid-in capital	1,517,526	—	—	—	(697)	493	1,517,322
Accumulated losses	(833,172)	(82)	250	16,084	697	—	(816,223)
Accumulated other comprehensive loss	(11,585)	16	(4)	(1,294)	—	—	(12,867)
Total Company’s shareholders’ equity	759,929	(66)	246	14,790	—	493	775,392
Non-controlling interests	11,924	(8)	—	25	—	—	11,941
Total shareholders’ equity	771,853	(74)	246	14,815	—	493	787,333

Notes:

(a)	Lease amortization

Under US GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Tax effects of intercompany unrealized profit

Under US GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer’s tax rate.

(c)	Capitalization of development and commercial rights

Under US GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use.  Such rights are considered as IPR&D and were expensed to research and development expense.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets.  The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.  For the six months ended June 30, 2025, the intangible asset was impaired after completing an impairment assessment.

(d)	Issuance costs

Under US GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(e)	LTIP classification

Under US GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.